Filed Pursuant to Rule 433
Dated February 13, 2008
Registration Statement: No. 333-132936-14

$2,000,000,000

5.750% SUBORDINATED NOTES DUE 2018

TERMS AND CONDITIONS

Issuer:	Credit Suisse (acting through its New York Branch)
Note type:	Subordinated Fixed-Rate Notes
Ratings:	Aa2 / A+ / A+ (Stable / Stable / Stable)
Minimum denomination:	$2,000 x $1,000
Trade date:	February 13, 2008
Settlement date:	February 19, 2008 (T+3)
Maturity date:	February 15, 2018
Principal amount:	$2,000,000,000
Benchmark:	UST 3.500% due February 15, 2018
Benchmark yield and price:	3.669% or 98 - 19
Re-offer spread:	T + 212.5 bps
Re-offer yield to maturity:	5.794%
Semi-annual Coupon:	5.750%
Public offering price:	99.671%
Gross spread:	0.450%
Net proceeds to Issuer:	$1,984,420,000
Interest payment dates:	February 15th and August 15th (First payment: August 15th, 2008)
Day count:	30/360
CUSIP:	22541H CC4
ISIN:	US22541HCC43
Sole bookrunner (93.00%):	Credit Suisse
Banc of America Securities LLC
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.
BNP Paribas Securities Corp.
BNY Capital Markets, Inc.
Comerica Securities, Inc.
Senior co-managers	Fifth Third Securities, Inc.
(0.500% each):	HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
KeyBanc Capital Markets Inc.
Morgan Keegan & Company, Inc.
Popular Securities, Inc.
SunTrust Capital Markets, Inc.
Wells Fargo Securities, LLC
Junior co-managers	MFR Securities, Inc.
(0.250% each):	Trilon International Inc.

The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.